UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 22 July 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

423 M

Board of Directors

Ian Phillips

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Steve Coffey

Non-Executive Director

John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Bryce Carmine

Non-Executive Director

ASX RELEASE

22 July 2015

NOVOGEN APPOINTS IAIN ROSS AS ACTING CEO AND RE-APPOINTS HIM TO THE BOARD

Sydney, July 22, 2015 - Novogen Limited (ASX:NRT; NASDAQ: NVGN), a US-Australian drug development company, today announced the appointment to the Board of Iain Ross, an experienced multi-national pharmaceutical and biotechnology executive. Mr Ross, a former director of Novogen Limited will re-join the Board with immediate effect and take on the role of Acting Chief Executive until a permanent appointment is made.

Mr Ross is currently Chairman of Premier Veterinary Group PLC (formerly Ark Therapeutics PLC), a non-executive director of Amarantus Bioscience Holdings Inc and a non-executive director for ASX-listed companies Anatara Lifesciences Ltd, Benitec Biopharma Ltd and Tissue Therapies Ltd.

Following a career with multinational companies, Sandoz AG, Hoffman La Roche and Celltech Group plc, Mr Ross has over the past 20 years undertaken a number of company start-ups, turnarounds and exits as a Board member on behalf of private equity groups and banks. These include Quadrant Healthcare PLC (sold to Elan); Eden BioDesign (sold to Watson Pharmaceuticals); Phadia AB (sold to Cinven); SR Pharma PLC (merged with Atugen AG to form Silence Therapeutics PLC) Allergy Therapeutics Limited (prepared for IPO); and Ark Therapeutics PLC (subsidiaries sold off to private equity and a new business reversed in to form Premier Veterinary Group PLC).

Mr Ross brings to this role an impressive track record which includes multiple financing transactions, having raised more than £250m, both publicly and privately, as well as extensive experience in divestments and strategic restructures and more than 20 years in cross border management as a Chairman and CEO. He has led and participated in five IPOs on the London and Australian Stock Exchanges and two up-listings to NASDAQ, and has direct experience of M&A transactions in Europe, the US and Pacific Rim. He is a qualified Chartered Director and Vice Chairman of the Council of Royal Holloway, London University.

Iain Ross said he was extremely pleased to be able to re-join the Board of Novogen at a time when the Company is making great progress on all fronts.

“The management team is extremely capable and experienced and I look forward to working again in particular with Dr Andrew Heaton, who was responsible for the discovery of the super-benzopyran technology platform, Dr Justine Stehn, who along with Professor Peter Gunning are responsible for out anti-tropomyosin assets and the Company’s CSO Dr David Brown,” Mr Ross said.

“Novogen has an outstanding team of scientists, a strong management group and an experienced and committed Board of Directors. My goal in the short term is to bring focus and clarity to the organisation, whilst finding the best person to lead the Company going forward. We intend to keep shareholders fully informed during this transition”.

Interim Chairman, Ian Phillips, added “I am pleased we have been able to persuade Iain to re-join the Novogen Board and that he has agreed to take on the role of Acting CEO. We have initiated a worldwide search for a permanent appointment”.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms (the super-benzopyrans (SBPs) and anti-tropomyosins (ATMs)) yielding drug candidates that are first-in-class with potential application across a range of cancers. Given the encouraging data from in vitro and in vivo pre-clinical Proof-of-Concept studies in the field of Oncology, our immediate focus is to bring our lead Oncology drug candidates Cantrixil, Anisina and Trilexium into the clinic in 2016 pending successful completion of their respective toxicology programs. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the potential clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to therapy.

For more information, please visit www.novogen.com

Media Enquiries

Kym Robins

Marketing and Communications Manager

Novogen Group

E: Kym.Robins@novogen.com

+61 (0) 2 9472 4109